601 Lexington Avenue

New York, NY 10022

United States

+1 212 446 4800

www.kirkland.com

February 9, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Stephany Yang, Anne McConnell, Erin Donahue and Evan Ewing

Re:	WEBTOON Entertainment Inc.
Draft Registration Statement on Form S-1
Submitted December 15, 2023
CIK No. 0001997859

On behalf of our client, WEBTOON Entertainment Inc. (the “Company”), we set forth below the Company’s responses to the letter, dated January 11, 2024, containing the comments of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced Draft Registration Statement on Form S-1, confidentially submitted by the Company on December 15, 2023 (the “Draft Registration Statement”).

In order to facilitate your review of our responses, we have restated each of the Staff’s comments in this letter, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the Staff’s comments immediately below the corresponding numbered comment.

Concurrent with the submission of this letter, we are submitting a revised confidential Draft Registration Statement on Form DRS/A (the “Registration Statement”) in response to the Staff’s comments. Page numbers in the text of the Company’s responses correspond to page numbers in the Registration Statement. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Draft Registration Statement on Form S-1

Glossary, page iii

1.	Staff’s comment: Please revise to define “consumer product units.”

Response: The Company has revised its disclosure on page iii of the Registration Statement to address the Staff’s comment.

Austin Bay Area Beijing Boston Brussels Chicago Dallas Hong Kong Houston London Los Angeles Miami Munich Paris Riyadh Salt Lake City Shanghai Washington, D.C.

Prospectus Summary, page 1

2.	Staff’s comment: Please balance your disclosure of your strengths with a discussion of your principal challenges, limitations or weaknesses in the prospectus summary.

Response: The Company has revised its disclosure on pages 9 and 10 of the Registration Statement to address the Staff’s comment.

3.

Staff’s comment: Please provide an organizational chart outlining your corporate structure post-offering. Clarify which entities are organized in which countries and your shareholders’ ownership interests.

Response: The Company has revised its disclosure on page 16 of the Registration Statement to address the Staff’s comment.

Overview, page 1

4.

Staff’s comment: We note you quantify and disclose the number of creators throughout the filing. Please tell us the extent to which the number of creators and the number of professional creators differ and explain your consideration to also disclosing the number of professional creators when you disclose the number of creators.

Response: The Company has revised its disclosure on pages 2, 10, 103 and 114 of the Registration Statement to address the Staff’s comment to indicate that a vast majority of creators are amateur creators.

5.

Staff’s comment: We note you quantify and disclose the number of monthly active users throughout the filing. Given the significance of paid content revenue to revenue and the material differences between the numbers of monthly active users and monthly paying users, as disclosed in MD&A, please explain your consideration to also disclosing the number of monthly paying users when you disclose the number of monthly active users.

Response: The Company has revised its disclosure on pages 77, 80, 82 and 83 of the Registration Statement to address the Staff’s comment.

Summary Combined Financial and Other Data

Non-GAAP Financial Measures, page 19

6.

Staff’s comment: We note you present a non-GAAP financial measure you identify as EBITDA margin without presenting the most directly comparable GAAP measure, Combined Net Loss Margin. When you present a non-GAAP financial measure, please present the most directly comparable GAAP measure with equal or greater prominence, including here and on pages 2, 76, 85, and 98, as required by Item 10(e)(1)(i)(A) of Regulation S-K.

Response: The Company has revised its disclosures on pages 2, 21, 78, 90, 91 and 104 of the Registration Statement to address the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Business Metric, page 78

7.

Staff’s comment: We note your disclosure that you regularly review metrics, such as MAUs, MPUs, Paid Content ARPPU and Advertising ARPMAU, to evaluate growth trends, measure performance and make strategic decisions. Please address the following:

•	Provide a cross-reference to the definitions of the metrics which disclose how they are calculated;

•	More fully disclose and describe why each metric provides useful information to investors;

•	Disclose any key estimates, assumptions, and limitations specific to each metric; and

•	Confirm you intend to provide metrics for Paid Content ARPPU and Advertising ARPMAU in an amendment.

Response: The Company has revised its disclosure on pages 80 through 84 of the Registration Statement to address the Staff’s comments and respectfully advises the Staff that it will include a discussion of Paid Content ARPPU in a subsequent pre-effective amendment to the Registration Statement.

Liquidity and Capital Resources, page 88

8.

Staff’s comment: We note your disclosure that rising inflation and interest rates may reduce your ability to access capital. If material, please revise your disclosure if recent inflationary pressures have impacted your operations. In this regard, identify the types of inflationary pressures you are facing, how your business has been affected and identify actions planned or taken, if any, to mitigate inflationary pressures.

Response: The Company respectfully advises the Staff that recent inflationary pressures or rising interest rates have not materially impacted its operations or liquidity. The Company has revised its disclosure on page 42 of the Registration Statement to address potential risks related to inflationary pressures in a risk factor.

Executive Compensation, page 147

9.	Staff’s comment: Please update your compensation disclosure to reflect the fiscal year ended December 31, 2023.

Response: The Company has revised its disclosure in the section entitled “Executive Compensation” of the Registration Statement to address the Staff’s comment.

Principal and Selling Stockholders, page 157

10.	Staff’s comment: Please revise this section to provide the information required by Item 507 of Regulation S-K.

Response: The Company undertakes to provide the information required by Item 507 of Regulation S-K in a subsequent pre-effective amendment to the Registration Statement once such information has been determined.

Combined Financial Statements

Note 1. Description of Business and Summary of Significant Accounting Policies

Organization and Description of Business, page F-7

11.

Staff’s comment: We note that Webtoon Entertainment Inc., together with its subsidiaries, and Wattpad Corporation and its respective subsidiaries are majority-owned subsidiaries of Naver Corporation. Please confirm that the historical combined financial statement include all costs of doing business. In this regard, we note disclosures throughout the filing, for example on page 30, that indicate you rely on Naver Corporation to provide certain functions. Please also explain to us where and how you complied with all the disclosure requirements of SAB Topic 1:B or explain how you determined each disclosure is not required or not applicable.

Response: The Company has revised its disclosure on page F-8 of the Registration Statement to address the Staff’s comment.

Revenue Recognition, page F-8

12.

Staff’s comment: We note your disclosures regarding revenue recognition policies for Paid Content Revenue and Advertising Revenue. Please provide us your analysis of the principal versus agent considerations you considered in your determinations to record revenue on a gross basis. Please specifically address your disclosures in the filing that indicate titles you host are owned by the creator or publisher. Refer to ASC 606-10-55-36 through 55-40.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff of the following:

The Company determined the nature of its promise to its customers (i.e., end users) and whether the Company is a principal in the arrangement by:

1.	Identifying the specified goods or services to be provided to the customer; and

2.	Assessing whether it controls each specified good or service before it is transferred to the customer.

Paid Content Revenue

Paid Content revenue is generated from content obtained from professional creators or publishers. The Company operates multiple platforms that include different arrangements with users and professional creators or publishers. The explanation provided below covers the majority of paid content revenue for cases where the Company records revenue on a gross basis.

Customers must access Paid Content (“Content”) directly from the Company’s platforms, and such Content is available to be viewed only on the platforms and is not available to be downloaded and viewed outside of the respective platforms. Therefore, the specified good or service provided to the customer is the access to view Content on the Company’s platforms.

The Company next considered whether it obtains control of the Content from professional creators or publishers prior to providing customers access to paid Content in accordance with ASC 606-10-55-37A as follows:

•

The Company separately enters into contracts with the professional creator or publisher to obtain the rights to display Content on its platform for a specified time period. Once the right is obtained, the Company directs how the Content is advertised, how the Content is displayed on the platform, and the timing of when the Content is released to customers. The professional creators or publishers do not have the ability to unilaterally remove Content from the platform, except in the case of copyright infringement or contract termination.

•	Changes to the monetization strategy over specific Content are either determined unilaterally by the Company or are mutually agreed upon by both parties.

As such, the Company determined that, in these arrangements, it is providing an integrated service of providing customers access on the platform to the Content being rented or purchased which includes curating various types of Content created by different professional creators and publishers, creating user interfaces (“UI”), uploading and maintaining accessibility to Content, and responding to customer inquiries about technical issues and complaints.

The Company further evaluated the indicators in ASC 606-10-55-39 to support its conclusion that it controls access to the Content where it has concluded it is the principal in delivering the service:

•

The Company is primarily responsible for providing access to Content via the platform in a single integrated service as it is the first point of contact and responsible party for resolving technical issues, accessibility issues and complaints. Users agree to the Company’s terms and conditions to access content. Although the professional creator’s or publisher’s name is typically displayed alongside the Content on the platform, users do not enter into contracts with the creators or publishers, and creators or publishers do not have direct communication with users in the resolution of any customer accessibility issues. The Company may unilaterally change the design and function of the platform or rearrange where and how Content is presented so long as it does not affect the integrity of the Content itself.

The Company does not typically have inventory risk as in most contracts with professional creators or publishers, the Company does not pay upfront or commit to a minimum amount of payment for the rights to Content.

•

The selling price for access to each individual piece of Content is typically determined collaboratively between the Company and the professional creator or publisher within certain commercial parameters set by the Company. The Company typically agrees to pay the professional creator or publisher a percentage of the selling price paid by customers as consideration for the rights to the Content.

For the above described arrangements, given that the Company is primarily responsible for providing customers access to Paid Content on the Company’s platform and sets the parameters for pricing of access to Content, the Company concluded it is the principal in the contracts and arrangements and therefore records such revenue on a gross basis.

Advertising Revenue

The Company enters into agreements with customers (i.e., third-party advertisers) under which the Company’s performance obligation is to post certain advertisements as requested in a designated location on the Company’s platform over a specified period of time in exchange for specified payment. The posting method, posting duration, and other details are dictated by the contracts. In cases where an advertising agency is the Company’s customer, the Company’s performance obligation is to make advertisement space on the platform available to such advertising agencies in exchange for a specified fee that the Company receives from the advertising agency. In both cases, no other parties are involved in the posting of advertisements or in the service of making advertising space on the platform available, respectively. Therefore, no further analysis is deemed necessary to conclude that the Company is the principal in these arrangements.

13.

Staff’s comment: In regard to Paid Content Revenue, we note your disclosures that customers purchase access to content by first purchasing a virtual currency then redeeming such virtual currency for access to particular content and the period of time the user can view the content varies depending on the offering and the terms of the arrangement with the user. Please address the following.

•	More fully explain when and how you determine the estimate service period, including if and how your determination differs for a Fast Pass and a Daily Pass and quantify the estimated service period;

•	More fully explain how you determine “the last day the user views the content”; and

•	More fully explain how the unit price of virtual currency is determined and how it is used in recognizing revenue in relation to a Fast Pass and a Daily Pass.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on page F-9 of the Registration Statement accordingly and respectfully advises the Staff of the following:

The process for determining the estimated service period is the same for both the Fast Pass and Daily Pass, as both allow the customer access to similar types of Content, and customer viewing patterns for both types of Passes are similar. Therefore, the Company considers Fast Passes and Daily Passes together to determine a single estimated service period. While the estimated service period varies by Platform, such period is typically between two to four days. The Company uses a six-month look back period to assess historical usage patterns. The last day the user views the content is determined as the last day the user re-accesses the content within the look back period. The Company recognizes revenue over the estimated service period by Platform starting when virtual currency is redeemed. The Company records a contract liability for the cash paid for virtual currency until the currency is redeemed. The unit price of virtual currency used for the purpose of revenue recognition is the average cash per unit of virtual currency paid by customers on the Platform. Such average cash per unit calculation includes consideration of bulk transactions (that are up to 20% discounted as compared to non-bulk transactions). The average unit price for virtual currency contemplates all purchases from all customers on the Platform, and revenue recognized is immaterially different compared to applying an average price on a customer-by-customer basis. The amount of virtual currency the Company charges per episode varies depending on the demand and popularity of the series that the episode is in as well as the geographic market that the customer is in. A Fast Pass typically costs three to five coins per episode, while a Daily Pass typically costs two to three coins per episode.

Goodwill and Indefinite-Lived Intangible Assets, page F-16

14.

Staff’s comment: We note your disclosure regarding the evaluation of goodwill for impairment on page F-16. We also note you added $405.7 million of goodwill through acquisitions and did not recognize any impairment of goodwill during the year ended December 31, 2022. Please expand your discussion regarding goodwill impairment testing to include any material judgments, methodologies, critical estimates, and significant assumptions you used, including the degree of uncertainty associated with such estimates and assumptions. Please also disclose how you identify reporting unit(s) and, if applicable, how you allocate goodwill to reporting units.

Response: The Company has revised its disclosure on page F-23 of the Registration Statement to address the Staff’s comment and respectfully advises the Staff of the following:

Management elected to qualitatively evaluate the possible impairment of goodwill by considering factors such as macroeconomic conditions, industry and market considerations, cost factors, financial performance, entity-specific events, events affecting reporting unit, and share price per ASC 350-20-35-3C and noted no factors or triggering events that would indicate that the fair value of reporting units was less than their carrying values for the fiscal year ended December 31, 2022. The qualitative assessment was performed as follows:

•

Macroeconomic conditions – Management determined that macroeconomic conditions do not indicate a potential goodwill impairment. First, despite the recent slowed economic growth of Korean and Asian markets, the IMF expects recovery of growth rates in such markets fueled by positive net export figures and gradual global economic recovery. Second, Management determined that the high inflation in the United States and accompanying interest rate hikes by central banks did not indicate impairment in the North American market, as various reports expect the economic conditions in the United States to improve.

•

Industry and market consideration – Management did not observe indicators of impairment in the industry and market as of December 31, 2022, based on factors including strong growth in the comic book publishing industry and particularly in the digital comics segment, significant expected growth of the global web-comic industry by 2030 per third party reports and the Company’s continuously increasing global user base.

•

Cost factors – Management did not see indicators of impairment in cost factors as of December 31, 2022. The majority of the Company’s costs consist of labor, commissions and third-party marketing, all three of which are mainly incurred in South Korea. While the labor cost of South Korea increased – as evidenced by its 5% annual increase in minimum wage – Management did not consider this as a sign of impairment, as the rate of increase was consistent with the country’s inflation rate as well as Management’s forecast.

•

Financial performance – Management did not see indicators of impairment as of December 31, 2022, given an expectation of increase in each reporting unit’s revenue for the next five years due to the increased demand for and consumption of digital content post-COVID 19.

•	Entity-specific events – Management did not see indicators of impairment as of December 31, 2022, as there were no significant changes in management, key personnel, strategy or customer base.

•	Events affecting a reporting unit – Management did not observe occurrence of any such events as of and for the year ended December 31, 2022.

•

Share price – As the Company is a private company, there is no readily available market value of its share price to compare with share prices of peer companies. However, Management noted that there were no unfavorable changes in market/regulatory/legal conditions for the year ended December 31, 2022.

Note 2. Revenue, page F-18

15.

Staff’s comment: We note your disclosure of disaggregated revenue by geography for the year ended December 31, 2022. Please disclose your basis for attributing revenue from external customers to individual countries as required by ASC 280-10-50-41.

Response: The Company has revised its disclosure on page F-18 of the Registration Statement to address the Staff’s comment.

16.

Staff’s comment: We note your disclosures of disaggregated revenue by revenue stream and by geography. Please tell us your consideration to providing disaggregated revenue disclosures for revenue recognized at a point in time and revenue recognized over time and for revenue recognized on a gross basis and revenue recognized on a net basis.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff of the following.

The Company has disaggregated revenue by revenue stream and geographic region in Note 2 – Revenue in accordance with ASC 606-10-50-5 and ASC 606-10-55-89 through 55-91.

The Company’s disaggregation of revenues by revenue stream and geographic region is consistent with categories of revenue regularly reviewed by the chief operating decision maker and how the Company presents revenue in investor presentations and marketing materials, and provides readers of its financial statements with categories that are meaningful in the context of the Company’s business.

The Company considered disaggregating revenue disclosure based on whether revenue is recognized at a point in time versus over time. However, the Company determined that such disaggregation would not be meaningful for readers of financial statements, given that approximately 80% of the Company’s revenue is recognized over time due to the nature of contracts held and services provided by the Company (i.e., the Company’s customers simultaneously receive and consume benefits of the Company’s performance). Further, given the fact that the Company recognizes revenue over a period of two to four days, point in time versus over time recognition would not result in significantly different recognition patterns and therefore would not provide readers of financial statements with meaningful additional information on the nature, amount, timing or uncertainty of revenues and cash flows.

The Company also considered disaggregating revenue disclosure based on whether revenue is recognized on a gross basis versus on a net basis. However, the Company’s management does not make business decisions based on such distinction given that the product and services provided to the customers (i.e., platform users or advertisers) are the same regardless of whether the Company recognizes the revenue on a gross or net basis. Further, given that the Company is principal for services provided to users in the majority of its contracts, such disaggregated revenue disclosure would not add meaningful information to users of the financial statements.

Note 17. Business Combinations, page F-40

17.	Staff’s comment: In regard to your disclosures related to the acquisition of Munpia, please address the following:

•	Clarify how you obtained and what you paid for the 20.2% interest you acquired in October 2021;

•	More fully explain the facts and circumstances surrounding the outstanding loan with Premier of $91.3 million, including when and how it arose; and

•

More fully explain how you determined the fair value of the outstanding loan with Premier that represents the purchase consideration for the additional shares you acquired on February 9, 2022 that increased your interest to 56.3%.

Response: The Company has revised its disclosure on pages F-40 and F-41 of the Registration Statement to address the Staff’s comment and respectfully advises the Staff of the following:

The Company notes that prior to the Company purchasing its original 20.2% interest in Munpia, Premier had been in negotiations to acquire a stake in Munpia and had already determined the terms for a transaction. Premier approached the Company with an invitation to participate in purchasing additional shares in Munpia. In order to avoid restructuring the deal that Premier had negotiated, the Company agreed with Premier in June 2021 that it would lend Premier $91.3 million, and Premier would pay back the loan with a portion of the acquired shares of Munpia after Premier completed its purchase of Munpia shares.

18.	Staff’s comment: In regard to your disclosures related to the acquisition of eBIJ, please address the following:

•	More fully explain where/how the cash and non-cash consideration transferred as a result of the acquisition are recorded in the statement of cash flows;

•	More fully explain how you determined the $70.9 million fair value of the common stock you issued to acquire the additional shares of eBIJ that increased your interest to 100.0%; and

•	More fully explain the facts and circumstances related to the contingent consideration liabilities, including how you determined fair value.

Response: Cash consideration transferred is included in “Acquisitions of businesses, net of cash acquired” in the investing activities of the Combined Statement of Cash Flows. Non-cash consideration transferred is in the revised supplemental disclosures of the Combined Statement of Cash Flows under “Non-cash consideration transferred in business combinations.” The facts and circumstances related to the contingent consideration liabilities are further clarified in the revised Note 17. Business Combinations – eBIJ. The Company has revised its disclosure on pages F-6 and F-44 of the Registration Statement to address the Staff’s comment.

19.

Staff’s comment: We note your disclosures that on March 31, 2022 you acquired 53.6% of LOCUS Inc. and its subsidiaries and the fair value of the purchase consideration was $23.2 million paid in cash at closing. Please more fully explain where/how the cash consideration transferred as a result of the acquisition is recorded in the statement of cash flows.

Response: The Company has revised its disclosure on page F-46 of the Registration Statement to address the Staff’s comment.

20.

Staff’s comment: We note your disclosure that on August 22, 2022, Munpia, a partially owned subsidiary, acquired a controlling financial interest in Studio JHS Inc. in exchange for the issuance of 1,263,119 shares of Munpia to the shareholders of JHS. Please more fully explain how you determined the fair value of the newly issued shares.

Response: The Company has revised its disclosure on page F-47 of the Registration Statement to address the Staff’s comment.

Exhibits

21.

Staff’s comment: Please file any material agreements, including, but not limited to: service or other agreements with NAVER or LINE, lease agreements, debt agreements and employment agreements, or tell us why you are not required to do so.

Response: The Company has revised its Exhibit Index on page II-4 of the Registration Statement and respectfully advises the Staff that it will file any material agreements in a subsequent pre-effective amendment to the Registration Statement.

General

22.

Staff’s comment: If any data in the registration statements relates to publications, surveys or reports that were commissioned by you for use in connection with the registration statement, please file consents of such third parties pursuant to Rule 436 of the Securities Act as exhibits to your registration statement or tell us why you believe you are not required to do so.

Response: The Company respectfully advises the Staff that no third-party data relates to publications, surveys or reports that were commissioned by the Company for use in connection with the Registration Statement. Accordingly, no consents of such third parties are required to be filed pursuant to Rule 436 of the Securities Act.

23.

Staff’s comment: Please provide us with supplemental copies of all written communications, as defined in Rule 405 of the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the legal staff associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

Response: The Company undertakes that if any written communication, as defined in Rule 405 under the Securities Act, is presented to potential investors in reliance on Section 5(d) of the Securities Act by the Company or anyone authorized to do so on its behalf, the Company will provide the Staff with a copy of the written communication on a confidential, supplemental basis.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Michael Kim by telephone at (212) 446-4746 or by email at michael.kim@kirkland.com or Joshua N. Korff by telephone at (212) 446-4943 or by email at joshua.korff@kirkland.com.

Sincerely,

/s/ Michael Kim
Michael Kim

VIA E-MAIL

cc:	Junkoo Kim

David Lee

WEBTOON Entertainment Inc.

Michael Kaplan

Dan Gibbons

Judah Bareli

Davis Polk & Wardwell LLP